United States securities and exchange commission logo





                           September 8, 2020

       Douglas T. Moore
       Chief Executive Officer
       1847 Goedeker Inc.
       13850 Manchester Rd.
       Ballwin, MO 63011

                                                        Re: 1847 Goedeker Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 31,
2020
                                                            File No. 333-248510

       Dear Mr. Moore:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Louis A. Bevilacqua